Filed Pursuant to Rule 424(b)(3)

Registration No. 333-152653

CB RICHARD ELLIS REALTY TRUST

Supplement No. 19 dated March 29, 2011

to the Prospectus dated April 28, 2010

We are providing this Supplement No. 19 to you in order to supplement our prospectus dated April 28, 2010. This Supplement No. 19 provides information that shall be deemed part of, and must be read in conjunction with, the prospectus, which was supplemented by Supplement No. 15 dated November 23, 2010, which superseded and replaced all prior supplements to the registrant’s prospectus dated April 28, 2010, Supplement No. 16 dated December 15, 2010, Supplement No. 17 dated December 23, 2010 and Supplement No. 18 dated February 11, 2011. Capitalized terms used in this Supplement No. 19 have the same meanings in the prospectus unless otherwise stated herein. The terms “we,” “our,” “us” and CBRE REIT include CB Richard Ellis Realty Trust and its subsidiaries.

RECENT DEVELOPMENTS

Duke joint venture Office Portfolio Tranche II & III

We previously disclosed that the Duke joint venture entered into a purchase and sale agreement with Duke, Duke Secured Financing 2009-1PAC, LLC and Duke Realty Ohio for the acquisition of up to $516,650,000 in office real property assets, or the Office Portfolio, in a Current Report on Form 8-K filed on December 23, 2010, or the Office Portfolio Form 8-K. The Office Portfolio consists of 20 office properties that were to be contributed to the Duke joint venture in three separate tranches. On December 21, 2010, the Duke joint venture acquired fee interests in the first tranche of properties as described in the Office Portfolio Form 8-K. We own an 80% interest and Duke owns a 20% interest in the Duke joint venture.

On March 24, 2011, the Duke Joint Venture acquired fee interests in the second and third tranches of properties, or the Remaining Properties, thus completing the acquisition of the Office Portfolio, as described further below.

Property and Market	Address	Year Built	Tenant[1]	Net Rentable Square Feet	Lease Expiration		Approximate Purchase Price[2]	Pro Rata Share of Approximate Purchase Price[3]	Percentage Leased	Acquisition Fee[4]	Estimated Acquisition Cap Rate[5]
Norman Pointe I/ Minneapolis, MN	5601 Green Valley Drive Bloomington, MN	2000	NCS Pearson, Inc. [6]	212,722	02/2017		$42,600,000	$34,080,000	100%	$511,200,000	8.4%
Norman Pointe II/ Minneapolis, MN	5600 West American Boulevard, Bloomington, MN	2007	General Services Administration[7]; Hartford Fire Insurance Company[8]	324,296	02/2016 06/2013	;	$46,900,000	$37,520,000	100%	$562,800,000	7.7%
The Landings I/ Cincinnati, Ohio	9997 Carver Road, Blue Ash, OH	2006	Citicorp North America[9]	175,695	01/2022		$29,659,500	$23,727,600	100%	$355,914,000	8.0%
The Landings II/ Cincinnati, Ohio	9987 Carver Road, Blue Ash, OH	2007	—	175,076	—		$26,160,500	$20,928,400	96.1%	$313,926.000	8.1%
One Eastern Oval / Columbus, Ohio	One Eastern Oval, Columbus, Ohio	1997	—	125,031	—		$11,911,000	$9,528,800	89.4%	$142,932.000	4.2%
Two Eastern Oval / Columbus, Ohio	Two Eastern Oval, Columbus, Ohio	1995	—	128,674	—		$12,744,000	$10,195,200	74.6%	$152,928.000	7.2%
Weston Pointe I / Ft. Lauderdale, Florida	2400 North Commerce Parkway, Weston, FL	1999	—	97,579	—		$19,384,250	$15,507,400	87.1%	$232,611.000	8.5%
Weston Pointe II / Ft. Lauderdale, Florida	2200 North Commerce Parkway, Weston, FL	2000	—	97,180	—		$23,375,950	$18,700,760	100%	$280,511.400	9.9%
Weston Pointe III / Ft. Lauderdale, Florida	2250 North Commerce Parkway, Weston, FL	2003	American Intercontinental University[10]	97,178	09/2015		$23,583,550	$18,866,840	100%	$283,002.600	8.0%

Property and Market	Address	Year Built	Tenant[1]	Net Rentable Square Feet	Lease Expiration	Approximate Purchase Price[2]	Pro Rata Share of Approximate Purchase Price[3]	Percentage Leased	Acquisition Fee[4]	Estimated Acquisition Cap Rate[5]
Weston Pointe IV / Ft. Lauderdale, Florida	2100 North Commerce Parkway, Weston, FL	2006	General Services Administration[7]	96,175	04/2019	$28,256,250	$22,605,000	100%	$339,075.000	10.1%
One Conway Park / Chicago, Illinois	100 Field Drive, Lake Forest, IL	1989	—	105,000	—	$15,400,000	$12,320,000	86.5%	$184,800.000	7.7%
West Lake at Conway / Chicago, Illinois	1925 West Field Ct., Lake Forest, IL	2008	—	99,538	—	$17,575,000	$14,060,000	90.1%	$210,900.000	7.6%
Atrium I / Columbus, Ohio	5525 Parkcenter Circle, Dublin, OH	1996	Nationwide Mutual Insurance Co. [11]	315,102	05/2018; 05/2019[12]	$45,250,000	$36,200,000	100%	$543,000.000	8.2%

(1)

This column represents tenants that currently occupy more than 50,000 net rentable square feet of each Property. Properties which do not list a tenant are multi-tenant properties that do not currently have a tenant that occupies more than 50,000 net rentable square feet.

(2)	Approximate total purchase price, exclusive of customary closing costs, paid by the Duke Joint Venture for each Property.

(3)

Pro rata share of approximate purchase price is at the Company’s pro rata share of effective ownership for each of these Properties, which was funded using net proceeds of the Company’s current public offering.

(4)	Acquisition fees payable to the Investment Advisor are not included in the total acquisition cost for the Properties.

(5)

Acquisition cap rate equals annualized in-place net operating income divided by total acquisition cost for the property. Annualized in-place net operating income equals, on an annualized cash basis as derived from leases in-place at the time we acquire the property, rental income and tenant reimbursements less property and related expenses (operating maintenance, management fees and real estate taxes) and excludes other non-property income and expenses, interest expense, depreciation and amortization and our company-level general and administrative expenses.

6)	NCS Pearson, Inc. provides services, software, systems, and Internet-based technologies for the collection, management, and interpretation of data.

(7)

The General Services Administration is an independent agency of the Federal Government of the United States of America, which supplies products and communications for U.S. government offices, provides transportation and office space to federal employees and develops government-wide cost-minimizing policies and other management tasks.

(8)	Hartford Fire Insurance Company is a subsidiary of The Hartford Financial Services Group and one of the world’s leading providers of fire, marine and casualty insurance.

(9)	Citicorp North America, Inc., provides regional banking services and is a subsidiary of Citigroup, Inc. (NYSE: C).

(10)	American Intercontinental University is an international for-profit university with both physical and online campuses.

(11)	Nationwide Mutual Insurance Company is one of the nation’s largest insurance and financial services companies.

(12)	This tenant has two separate leases within this property, as they rent two separate spaces.

Additionally, on March 24, 2011, in connection with the acquisition of the Remaining Properties as described above, the Duke joint venture entered into a $275,000,000 unsecured term loan, or the Term Loan Agreement, with Wells Fargo Bank, National Association. While the term loan is non-recourse to us, the pro rata share of the term loan obligation attributable to us is $220,000,000 in accordance with our ownership interest in the Duke joint venture. The loan proceeds were used to accelerate the acquisition of the Remaining Properties. The loan has a six-month term and two six-month extension options. The term loan has an interest rate of LIBOR plus 2.50% and is fully pre-payable at any time, subject to any customary costs. An origination fee of $1,650,000 was paid to Wells Fargo Bank, National Association at the closing of the term loan.

The Term Loan Agreement contains customary representations and warrants and covenants. During the term of the loan, the Duke joint venture has agreed to comply with certain financial covenants related to its leverage ratio, net asset value, unencumbered leverage ratio and the inability to enter into of certain types of investments.

Second Quarter Distribution

Our board of trustees has approved a quarterly distribution to shareholders of $0.15 per common share for the second quarter of 2011. The distribution will be calculated on a daily basis and paid on July 15, 2011 to shareholders of record during the period from April 1, 2011 through and including June 30, 2011.